Exhibit 21.1

Name of Significant Subsidiary*	State or Jurisdiction of Incorporation

Ormat Nevada Inc.	Delaware
Ormat International Inc.	Delaware
Ormat Systems Ltd.	Israel
OFC 2, LLC	Delaware
ORNI 39, LLC	Delaware
ORNI 41, LLC	Delaware
Orpd, LLC	Delaware
Opal Geo, LLC	Delaware
OrLeaf, LLC	Delaware
Ormat Holding Corporation	Cayman Islands
Orpower 4 Inc.	Cayman Islands

* A number of these entities have subsidiaries below them